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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Washington Banking Company
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class Securities)

                                   937303105
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                                 (CUSIP Number)

                    James F. Felicetty, Secretary/Treasurer
                         Frontier Financial Corporation
                            332 SW Everett Mall Way
                           Everett, Washington 98204
                         425-514-0719  Fax 425-514-0718
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 18, 1998
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             (Date of Event which Requires Filing of the Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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                                   COVER PAGE

CUSIP No. 35907K105

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Frontier Financial Corporation, 91-1223535
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
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(3)

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(4)   Source of Funds (See Instructions)
      WC
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(5)   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)   [ ]
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(6)   Citizenship or Place of Organization
      Organized in the State of Washington
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              (7)  Sole Voting Power                         371,150 shares
Number of
Shares        ------------------------------------------------------------------
Beneficially  (8)  Shared Voting Power                       None
Owned by
Each          ------------------------------------------------------------------
Reporting     (9)  Sole Dispositive Power                    371,150 shares
Person
With          ------------------------------------------------------------------
              (10) Shared Dispositive Power                  None

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      371,150 shares.
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(12)  Check if the Aggregate Amount of Row (11) Excludes Certain Shares (See
      Instructions)   [ ]
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(13)  Percent of Class Represented by Amount in Row (11)
      9.1%
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(14)  Type of Reporting Person (See Instructions)
      CO
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                                       i










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ITEM I.  SECURITY AND ISSUER

         The title of class of equity securities is common stock, the name and address of the issuer is Washington Banking Company, located at 1421 SW Barlow Street, P.O. Box 990, Oak Harbor, Washington 98277-0990.

ITEM 2.  IDENTITY AND BACKGROUND

         (a-c)    The entity filing this statement is Frontier Financial
         (f)      Corporation, organized in the State of Washington as a bank holding  company, located at 332 SW Everett Mall Way,
                  Everett, Washington 98204.

         (d-e) During the past five years, Frontier Financial Corporation has not been convicted in a criminal proceeding, has not been a party to a civil proceeding involving federal or state securities laws, and is not subject to a judgment, decree, or order of any nature involving federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for all purchases has been the capital of Frontier Financial Corporation ("Frontier").

         Frontier began purchasing the common stock of Washington Banking Company ("WBC") in April 1996, when 4.99% was purchased. In May 1996, application was made to the Federal Reserve Bank of San Francisco ("FRB") to purchase up to 9.9% of WBC. At this time, the stock of WBC (formerly Whidbey Island Bank ("WIB")) was privately traded, however WBC had applied to the Federal Reserve Bank of San Francisco ("FRB") to become a bank holding company.

         In July 1996, after Frontier received approval from the FRB to purchase up to 9.9% of WBC, Frontier had one other purchase which then brought the ownership to 5.4%. For the remainder of 1996, and all of 1997, there were no purchases as no stock was available. After several extension requests, approval for Frontier to continue to purchase additional shares was terminated in accordance with FRB policy.

         In June 1998, WBC began publicly trading their stock on the Nasdaq Stock Market with an initial IPO of 1,380,000 shares. Frontier did not purchase any shares during the IPO.

         Beginning in August 1998, Frontier again began accumulating the stock and re-applied to the FRB for authority to purchase up to 9.9%. Approval was received on December 3, 1998, and after 10 purchases reached 5.12% ownership on December 18, 1998. Frontier had one more purchase in 1998, and 27 in 1999, accumulating 9.1% of the outstanding shares.

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         Frontier does not anticipate any further investment in WBC at this time. However, if Frontier would seek to increase its ownership in WBC, the regulatory approvals described in Item 6 of this statement would again be necessary.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction is to invest in a well-run, profitable community bank holding company.

         Frontier has no present plans or intent which would result in or relate to any of the transactions described in subparagraphs (a) through (j) in this item of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares involved are 371,150 which represents 9.1% of the voting shares in WBC, and there is no right to acquire additional shares.

         (b) Frontier has the power to vote 371,150 shares, with no shared power to direct the vote; Frontier has sole power to dispose of 371,150 shares, with no shared power to direct the disposition.

         (c) There have been no transactions in the common stock of WBC in the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Frontier.

         (d)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts with the issuer. However, when applications were made to the FRB to purchase up to 9.9% of WBC, a regulatory approval process was required. This process required that a "Notice of Application" be published in local papers covering both Frontier and WBC market areas which requested public comment on the application. Additionally as part of the process, Frontier agreed to certain "CrownX" non-control commitments that it will not:

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       1.   exercise or attempt to exercise a controlling influence over the management or policies of WBC or its bank subsidiaries;
       2. have or seek to have any employees or representatives serve as an officer, agent, or employee of WBC or its bank subsidiaries;
       3. take any action causing WBC or its bank subsidiaries to become subsidiaries of Frontier;
       4. acquire or retain shares that would cause the combined interest of Frontier and its officers, directors and affiliates to equal or exceed 25 percent of the outstanding voting shares of WBC;
       5. propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of WBC;
       6. attempt to influence the dividend policies or practices of WBC or its bank subsidiaries;
       7. solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of WBC;
       8. attempt to influence the loan and credit decisions or policies of WBC and its bank subsidiaries, the pricing of services, any personnel decision, the location of any offices, branching, the hours of operation, or similar activities of WBC and its bank subsidiaries;
       9. dispose or threaten to dispose of shares of WBC in any manner as a condition of specific action or nonaction by WBC;
       10. enter into any other banking or nonbanking transactions with WBC, except that Frontier may establish and maintain deposit accounts with the bank subsidiaries of WBC, provided that the aggregate balances of all such accounts do not exceed $500,000, and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with WBC; or
       11.  seek or accept representation on the board of directors of WBC.

       Copies of the approval by the FRB and commitments made by Frontier were sent to several regulatory agencies, including Federal Deposit Insurance Corporation, the Department of Justice, and the Washington State Department of Financial Institutions. The FRB approval for further purchases of WBC stock by Frontier terminated in December, 1999.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

       There are no exhibits filed with this statement.


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 2000
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Date

/s/ James F. Felicetty
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Signature

James F. Felicetty-Secretary/Treasurer
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Name/Title


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